SEC File Number: 001-35527
CUSIP Number: 29137T101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐  Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Emmaus Life Sciences, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	21250 Hawthorne Boulevard, Suite 800
City, State and Zip Code:	Torrance, California 90503

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-CEN, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Emmaus Life Sciences, Inc. (“we,” “us,” “our,” “Emmaus” or the “company”) is unable to file, without unreasonable effort or expense, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) by the prescribed due date. We require additional time to first complete and file our delinquent Quarterly Reports on Form 10-Q for 2020 and to complete the Form 10-Q to ensure the accuracy of the filings. We do not anticipate filing the Form 10-Q on or by May 24, 2021, the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification:

Yasushi Nagasaki	(310) 214-0065
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s):

☐ Yes ☒ No

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, respectively.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Emmaus Life Sciences, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	/s/ Yasushi Nagasaki
Yasushi Nagasaki Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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